ALLEN & OVERY

Nomura International Plc
1 Angel Lane
London, EC4R 3AB
United Kingdom

Allen & Overy
安理國際律師事務所
9th Floor Three Exchange Square
Central
Hong Kong SAR
China

Tel +852 2974 7000
Fax +852 2974 6999

Our ref CHLR/WWLL/HYSC/0010023-0027520

20 October 2021

Dear Sir or Madam

Nomura International plc SEC registration as a non-resident security-based swap dealer

1. BACKGROUND

1.1 We understand that Nomura International plc (**NIP**) is seeking to register with the United States (**US**) Securities and Exchange Commission (**SEC**) as a non-resident security-based swap (**SBS**) dealer (**SBSD**).

1.2 To register as an SBSD with the SEC, a non-resident SBSD[1] such as NIP must attach an opinion of counsel to Form SBSE, SBSE-A or SBSE-BD affirming that the SBSD can, as a matter of law:

(a) provide the SEC with prompt access to the relevant books and records as defined in paragraphs 3.3 and 3.4 (**Covered Books and Records**); and

(b) submit to on-site inspection and examination of its Covered Books and Records by the SEC (**On-Site Inspection**).

1.3 In respect of certain NIP cross-border trading / booking models where NIP ultimately faces the counterparty, Nomura International (Hong Kong) Limited (**NIHKL**) personnel may be involved.

[1] In the case of a corporation, an SBSD will be "non-resident" if it is incorporated in or has its principal place of business in any place not in the United States (see 17 Code of Federal Regulations (**CFR**) § 240.15Fb2-4(a)(2)). As NIP is incorporated in the United Kingdom, NIP fulfils this definition of a "non-resident" SBSD.

NIHKL is an affiliate of NIP and a Hong Kong incorporated company licensed with the Hong Kong Securities and Futures Commission (**SFC**) to carry on Types 1, 2, 4, 5 and 6 regulated activities[2] in Hong Kong. Consequently, certain book and records, primarily in the form of telephone recordings of conversations between NIHKL and its clients, are maintained by NIHKL in Hong Kong.

1.4 You have asked us to issue an opinion affirming that NIHKL will be able to provide directly or indirectly (through NIP) to the SEC with prompt access to its books and records and submit to On-Site Inspection by the SEC in accordance with paragraph 1.2 above.

1.5 This opinion is structured as follows:

(a) Section 2: summary of opinion;

(b) Section 3: scope, assumptions and qualifications;

(c) Section 4: revisions to applicable law;

(d) Section 5: reliance and confidentiality;

(e) Annex 1: Opinion; and

(f) Annex 2: Assumptions.

1.6 For the purposes of this opinion, the legal or natural person imparting the information subject to the duty of confidentiality will be the **Rights Holder** and the person receiving that information, in this case NIHKL, will be the **Recipient**.

2. SUMMARY OF OPINION

Subject to the assumptions and qualifications below it is our opinion that:

2.1 NIHKL can, as a matter of applicable Hong Kong law, submit to On-Site Inspection by the SEC. There is no restriction on NIHKL submitting to On-Site Inspection by the SEC. The remainder of this opinion focuses on NIHKL's ability to directly or indirectly (through NIP) disclose information contained in Covered Books and Records to the SEC in the course of On-Site Inspection and the ability to provide the SEC with prompt access to Covered Books and Records.

2.2 NIHKL can, as a matter of applicable Hong Kong law, provide the SEC with prompt access to Covered Books and Records held by NIHKL in Hong Kong.[3]

Data protection

2.3 Disclosures of personal data relating to NIHKL's clients and staff are subject to certain restrictions under the Personal Data (Privacy) Ordinance (Cap. 486) (**PDPO**). Provided that a data user (e.g., NIHKL) in Hong Kong controls the collection, holding, processing or use of personal data then the PDPO applies.

2.4 Under the PDPO, there are six data protection principles (**DPP**) that NIHKL, as a data user, must comply with. In particular, DPP 3 is directed against the misuse of personal data and sets out that personal data shall not, without NIHKL's clients' and staff's prescribed consent, be used for any

---

[2]   Type 1: Dealing in securities; Type 2: Dealing in futures contract; Type 4: Advising on securities; Type 5: Advising on futures contracts; Type 6: Advising on corporate finance

[3]   Where a restriction on the ability to transfer personal data or to disclose confidential information applies, consent from the Rights Holder, validly given in accordance with the relevant standard for consent under each applicable legal obligation, would allow for such information to be lawfully transferred to the SEC or disclosed to the SEC during On-Site Inspection. Please note that valid consent is assumed in Assumption 4.

purpose other than the purpose for which the data was to be used at the time of the collection of the data or a purpose directly related to the purpose at the time of collection. In this regard, "prescribed consent" means consent that is expressly and voluntarily given and has not been withdrawn by NIHKL's clients and staff in writing.

2.5 Therefore, the disclosure and transfer of personal data to the SEC in the United States would require NIHKL's clients' and staff's prescribed consent under DPP 3 if such use was not stipulated in a notification given to its clients and staff – commonly known as the personal information collection statement (**PICS**) – provided at the time the personal data was collected.

Common law duties of confidentiality

2.6 The general duty of confidentiality applies to non-public information held or controlled by NIHKL that relates to any person. Every employment relationship held by NIHKL contains an implied legal duty of mutual confidence, however, this is very narrow in scope and is unlikely to apply where NIHKL is making disclosures to the SEC in the normal course of its SBS business and in accordance with SEC requirements.

2.7 Disclosure with consent would not amount to a breach of these legal duties.

2.8 These duties of confidentiality will not apply to any information contained in the Covered Books and Records or to On-Site Inspection insofar as information made available to the SEC is owned by or relates to NIHKL itself, rather than owned by or relating to NIHKL's clients or, in the case of the general and employer's duties only, its staff.

2.9 In this regard, reliance on valid consent would establish certainty that the duties of confidentiality have been overcome. However, absent consent, and because the public interest exception is yet to receive formal judicial recognition in Hong Kong, NIHKL may, as a last resort, consider seeking a court order prior to permitting the SEC to access its Covered Books and Records and to conduct On-Site Inspection of NIHKL.

Privacy and human rights

2.10 At present, there is no stand-alone basis to bring a claim for 'invasion of privacy' under Hong Kong law. Article 14 of the Hong Kong Bill of Rights Ordinance (Cap. 383) (**BOR**) states that no person shall be subjected to "*arbitrary or unlawful interference with his privacy, family, home or correspondence*", and that everyone has the right to the protection of the law against such interference.

2.11 Insofar as remedies are concerned however, the BOR only binds the Hong Kong government and public authorities. The right to privacy under the BOR cannot be enforced against private persons.[4] Accordingly, Article 14 affords no protection to NIHKL's staff or clients whose right of privacy has been infringed by NIHKL, being a private person.

This summary opinion is not a substitute for the full expression of our views set out in Annex 1.

3. **SCOPE, ASSUMPTIONS AND QUALIFICATIONS**

3.1 This opinion relates solely to access provided to the SEC of Covered Books and Records held by NIHKL in Hong Kong and On-Site Inspection of NIHKL by the SEC in Hong Kong. This opinion excludes books and records held in the US.

---

[4] In *Tam Hing Yee v Wu Tai Wai* [1992] 1 HKLR 185, the court ruled that the BOR does not apply to litigation involving only private citizens and therefore consistency of a statutory provision with the BOR cannot be challenged in such proceedings.

3.2 This opinion has been prepared in accordance with NIHKL's specific instructions as to the scope of the opinion. For this purpose you have issued us with guidance from a third party US law firm which we have used to inform the scope of our opinion.

3.3 This opinion only covers access to and the On-site Inspection of Covered Books and Records. Covered Books and Records include only those books and records which:

    (a) relate to the United States business[5] of the non-resident SBSD.[6] These are the records that relate to an SBS that is either:

        (i) entered into, or offered to be entered into, by or on behalf of the non-resident SBSD, with a "U.S. Person" as defined in 17 CFR § 240.3a71-3(a)(4)[7] (**US Person**) (other than an SBS conducted through a foreign branch of such US Person[8]); or

        (ii) arranged, negotiated, or executed by personnel of the non-resident SBSD located in a branch in the United States (**US branch**) or office or by personnel of an agent of the non-resident SBSD located in a US branch or office;[9] or

    (b) constitute financial records necessary for the SEC to assess the non-resident SBSD's compliance with the SEC's margin and capital requirements, if applicable.[10]

3.4 Further to Assumption 1, this opinion is limited to those types of records that are relevant to prudentially regulated SBSDs, which excludes financial records as noted in paragraph 3.3(b) above. For this opinion, the term "Covered Books and Records" extends to these record types alone.

3.5 Whilst we have been informed that the Covered Books and Records are primarily in the form of telephone recordings of conversations between NIHKL and its clients, the issues addressed in this opinion apply equally across the different document types which constitute the Covered Books and Records based upon the information actually contained in each of the relevant Covered Books and Records. We have not examined any such documents or records.

3.6 In giving this opinion, we have made the further assumptions set out in Annex 2.

3.7 No opinion is expressed on matters of fact.

4. REVISIONS TO APPLICABLE LAW

4.1 We note that the SEC rules[11] require a non-resident SBSD to re-certify within 90 days after any changes in the legal or regulatory framework that would:

    (a) impact the ability of the SBSD to provide prompt access to its Covered Books and Records;

---

[5] As defined in 17 CFR §240.3a71-3(a)(8).

[6] Cross-Border Application of Certain [SBS] Requirements, 85 Fed. Reg. 6270, 6296 (Feb. 4, 2020) (the **SEC Guidance**).

[7] A "U.S. person" means any person that is "(i) a natural person resident in the U.S.; (ii) a partnership, corporation, trust, investment vehicle, or other legal person organized, incorporated, or established under the laws of the United States or having its principal place of business in the United States; (iii) an account (whether discretionary or non-discretionary) of a U.S. person; or (iv) an estate of a decedent who was a resident of the United States at the time of death." 17 CFR § 240.3a71-3(a)(4).

[8] A "foreign branch" means "any branch of a U.S. bank if: (i) the branch is located outside of the United States; (ii) the branch operates for valid business reasons; and (iii) the branch is engaged in the business of banking and is subject to substantive banking regulation in the jurisdiction where located." (17 CFR § 240.3a71-3(a)(2)). An "SBS conducted through a foreign branch" means an SBS that is "arranged, negotiated, and executed by a U.S. person through a foreign branch of such U.S. person if: (A) the foreign branch is the counterparty to such security-based swap transaction; and (B) the security-based swap transaction is arranged, negotiated, and executed on behalf of the foreign branch solely by persons located outside the United States." (17 CFR § 240.3a71-3(a)(3)(i)).

[9] 17 CFR § 240.3a71-3(a)(8)(i)(B).

[10] The requirement set out in this paragraph 3.3(b) does not apply to NIHKL because NIP is not subject to the SEC's margin and capital requirements as it is assumed that NIP is a prudentially regulated SBSD – please see the assumptions set out in Annex 2.

[11] 17 CFR § 240.15Fb2-4(c)(2).

(b) impact the manner in which it would provide prompt access to its Covered Books and Records; or

(c) impact the ability of the SEC to conduct On-Site Inspections.

4.2 Upon a change in law or regulatory framework of the sort outlined in paragraph 4.1 above, the SBSD is required to submit a revised opinion describing how, as a matter of law, the SBSD will continue to meet its obligations.

4.3 This opinion relates solely to the laws of Hong Kong in force as at the date of this opinion. We have no obligation to notify any addressee of any change in any applicable law or its application after the date of this opinion.

5. RELIANCE AND CONFIDENTIALITY

5.1 This opinion is given for the sole benefit of the addressee and NIHKL. It may not be relied upon by anyone else without our prior written consent.

5.2 This opinion is not to be disclosed to any person outside of NIP's group or used, circulated, quoted or otherwise referred to for any other purpose. However, we agree that a copy of this opinion letter may be disclosed:

(a) where disclosure is required or requested by any governmental, banking, taxation or other regulatory authority or similar body having jurisdiction over NIP (including to the SEC as part of NIP's SBSD registration application) or by the rules of any relevant stock exchange or pursuant to any applicable law or regulation; and

(b) to NIP's affiliates, and any of their officers, directors, employees, auditors, insurers, reinsurers, insurance brokers and professional advisors (in their capacity as such).

5.3 Any such disclosure must be made on the basis that it is for information purposes only, no recipient may rely on this advice, no client-lawyer relationship between us and the recipient arises following, or as a result of, any such disclosure. We assume no duty or liability to any recipient, and any recipient under paragraph 5.2(b) above will be subject to the same restrictions on disclosure as set out above.

5.4 We assume no obligation to advise you or any other person or to make any investigations as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Yours faithfully

Allen + Overy

Allen & Overy

ANNEX 1

OPINION

1. DATA PROTECTION

1.1 The PDPO will apply to NIHKL's disclosure of Covered Books and Records to the SEC to the extent that these comprise or contain personal data. "Personal data" is data relating directly or indirectly to a living individual, from which it is practicable for the identity of the individual to be directly or indirectly ascertained and in a form in which access to or processing of the data is practicable, so may extend to information on NIHKL staff as well as clients.

1.2 Key restrictions in the PDPO relating to NIHKL's ability to disclose personal data to the SEC are set out below.

Legal basis for the disclosure

1.3 Pursuant to section 4 of the PDPO, a "data user" must not do an act, or engage in a practice, that contravenes a DPP save as required or permitted under the PDPO. A "data user", in relation to "personal data", means a person who, either alone or jointly or in common with other persons, *"controls the collection, holding, processing or use"* of the data. In particular, the word "use" is defined to mean *"in relation to personal data, includes disclose or transfer the data"*. Note that the PDPO does not have extra-territorial application and only applies to data users who control the collection, holding, processing or use of "personal data" in Hong Kong.[12] We assume that NIHKL controls the collection, holding, processing or use of personal data in Hong Kong and is "data user" under the PDPO.

1.4 Of note, the PDPO does not (currently) regulate the transfer of personal data to places outside of Hong Kong.[13]

1.5 Schedule 1 of the PDPO sets out the six DPPs, namely:

(i) Principle 1—purpose and manner of collection of personal data (**DPP 1**);

(ii) Principle 2—accuracy and duration of retention of personal data;

(iii) Principle 3—use of personal data (**DPP 3**);

(iv) Principle 4—security of personal data;

(v) Principle 5—information to be generally available; and

(vi) Principle 6—access to personal data.

Applicable DPPs

1.6 In the event that NIHKL is required to disclose any personal data to the SEC, DPP 3, which governs the use of personal data, is most relevant for NIHKL as a data user. As mentioned, disclosure also amounts to "use" and therefore, any improper use (including disclosure or transfer) of personal data by the data user may contravene the requirements under DPP 3.

---

[12] However, control would not be lost or vitiated even if disclosure would be required under compulsion of law, if any, so long as such person had control over the relevant personal data in the first place (see AAB No. 16/2007, a case decided by the Administrative Appeals Board that hears and determines appeals lodged against PCPD's enforcement decisions).

[13] *See* discussion on section 33 of the PDPO below.

1.7   In order not to contravene DPP 3, the use of personal data must be for a purpose:

    (a)   that is the same as the purpose for which the data was to be used at the time of their original collection by the data user;

    (b)   directly related to the original purpose of collection; or

    (c)   to which the "prescribed consent"[14] of the data subject has been obtained.

1.8   Separately, in situations where the use of personal data for purposes unrelated to the original purpose of collection is necessary, and the prescribed consent of the data subject is not possible (e.g., in reporting of evidence of crime to the law enforcement agencies), then Part 8 of the PDPO contains relevant provisions exempting personal data from the application of DPP 3 in certain circumstances (see paragraph 1.15 below).

Original Purpose

1.9   In ascertaining what amounts to the original purpose of collection, one major factor would be the purpose of collection as stated in the notification given to the data subject under DPP1 – commonly known as the Personal Information Collection Statement (**PICS**).

1.10   In particular, under DPP 1(3)(b)(i), the individual must be, on or before the collection of the data, explicitly informed of:

    (a)   the purpose (in general or specific terms) for which the data are to be used; and

    (b)   the classes of persons to whom the data may be transferred.

1.11   In this regard, the data subject's reasonable expectation on the data user's use of his personal data would also be a major factor to determine whether or not it relates directly to the original purpose.[15]

1.12   Therefore, whether NIHKL would be able to disclose personal data to the SEC depends on whether disclosure to the SEC was the same as the purpose for which the data was to be used at the time of its original collection or directly related to the original purpose of collection.

Prescribed Consent

1.13   Section 2(3) of the PDPO defines "prescribed consent" to be an express consent given voluntarily and consent that has not been withdrawn by notice in writing.[16] Therefore, implied consent from conduct or omission would not be sufficient and should not be deemed given by silence or no objection.

1.14   If NIHKL is able to obtain prescribed consent from its staff or clients then it would be able to disclose such personal data to the SEC.

Part 8 Exemptions

---

[14]   See paragraph 1.13 below.

[15]   In *Data Protection Principles in the Personal Data (Privacy) Ordinance – from the Privacy Commissioner's perspective (2nd Edition)*, the PCPD notes an example where data subject would have reasonable expectation that his data provided in an account opening form would be used for purposes related to his application for service, but not for any other unrelated purposes, for instance selling the data to third parties

[16]   Section 2(3) states that "Where under this Ordinance an act may be done with the prescribed consent of a person (and howsoever the person is described), such consent – (a) means the express consent of the person given voluntarily; (b) does not include any consent which has been withdrawn by notice in writing served on the person to whom the consent has been given (but without prejudice to so much of that act that has been done pursuant to the consent at any time before the notice is so served)."

1.15   Part 8 of the PDPO provides for exemptions to, among others, DPP 3 where use of the personal data is for certain exempted purpose(s) and the data user has reasonable grounds to believe that failure to so use the personal data would prejudice the exempted purpose(s).

1.16   Of note, the Part 8 exemptions do not require the data user to disclose or use the personal data for the exempted purpose(s) but it is only to be invoked by the data user to justify the use of personal data as "permitted" under section 4 of the Ordinance.

1.17   Among the Part 8 exemptions, the most relevant in this case would be section 58 of the PDPO. Section 58(1) and (2) state that:

"(1) Personal data held for the purposes of—

(a) the prevention or detection of crime;

(b) the apprehension, prosecution or detention of offenders;

(c) the assessment or collection of any tax or duty;

(d) the prevention, preclusion or remedying (including punishment) of unlawful or seriously improper conduct, or dishonesty or malpractice, by persons;

(e) the prevention or preclusion of significant financial loss arising from—

> *(i)any imprudent business practices or activities of persons; or*

> *(ii) unlawful or seriously improper conduct, or dishonesty or malpractice, by persons;*

(f) ascertaining whether the character or activities of the data subject are likely to have a significantly adverse impact on any thing—

> *(i) to which the discharge of statutory functions by the data user relates; or*

> *(ii) which relates to the discharge of functions to which this paragraph applies by virtue of subsection (3); or*

(g) discharging functions to which this paragraph applies by virtue of subsection (3),

is exempt from the provisions of data protection principle 6 and section 18(1)(b) where the application of those provisions to the data would be likely to—

> *(i)prejudice any of the matters referred to in this subsection; or*

> *(ii)directly or indirectly identify the person who is the source of the data.*

(2)Personal data is exempt from the provisions of data protection principle 3 in any case in which—

(a) the use of the data is for any of the purposes referred to in subsection (1) (and whether or not the data is held for any of those purposes); and

(b) the application of those provisions in relation to such use would be likely to prejudice any of the matters referred to in that subsection,

and in any proceedings against any person for a contravention of any of those provisions it shall be a defence to show that he had reasonable grounds for believing that failure to so use the data would have been likely to prejudice any of those matters."

1.18   To summarise, exemption from DPP 3 is available under section 58(2) for the purposes specified in section 58(1) *and* where the application of DPP 3 would be likely to prejudice any of those purposes specified in section 58(1).

1.19   We understand that disclosure to the SEC is, at least in part and/or for certain types of records, for the purposes of preventing fraud or crime (e.g., records relating to transactions and persons involved in transactions), further supporting this view.

1.20   Therefore, the most relevant limbs under section 58(1) may be paragraphs (a) (the prevention or detection of crime), (b) (the apprehension, prosecution or detention of offenders), and (d) (the prevention, preclusion or remedying (including punishment) of unlawful or seriously improper conduct, or dishonesty or malpractice, by persons).

1.21   As regards paragraphs (a) and (b), the Administrative Appeals Board has previously decided that it only applies to crimes and offences under Hong Kong law and therefore violation of foreign laws would not be sufficient.[17] There is also a lack of authority to suggest that paragraphs (c) to (f) would apply to situations that occur outside Hong Kong and NIHKL may be unlikely to rely on any unlawful and seriously improper conduct that occurred outside Hong Kong or in accordance to foreign laws in order to satisfy section 58(2).

1.22   In addition, even if any of the purposes under section 58(1) apply, NIHKL would have to prove that the effect of such failure to disclose data to the SEC would be "likely to prejudice" any such matters (as required by section 58(2)(b)). In this regard, the Office of the Privacy Commissioner for Personal Data (**PCPD**), the statutory body enforcing the PDPO, has recommended that in case of doubt, it is prudent for the data user to ask the law enforcement agency why the data was considered necessary and also how the failure to use such data would be likely to prejudice the intended purpose.[18]

International transfers

1.1   As mentioned previously, the PDPO does not have extra-territorial application and only applies to data users who control the collection, holding, processing or use of "personal data" in Hong Kong. Furthermore, the PDPO does not (currently) regulate the transfer of personal data to places outside of Hong Kong.[19]

2.   COMMON LAW DUTIES OF CONFIDENTIALITY

2.1   As a preliminary point, where Covered Books and Records do not contain any relevant forms of information (as illustrated below), and it is likely that many aspects of the information required will not (e.g., transaction data such as volumes and prices), these duties of confidentiality will not apply.

Scope of duties

---

[17]   AAB No. 16/2007
[18]   *Data Protection Principles in the Personal Data (Privacy) Ordinance – from the Privacy Commissioner's perspective (2nd Edition)*, paragraph 12.43.
[19]   For completeness, section 33 of the PDPO restricts the transfer of personal data to a place outside Hong Kong unless one of the specified conditions is met. However, section 33 has yet to be brought into force since its enactment in 1995 and there is no timeline indicated by the Hong Kong government as to when section 33 may come into force.

2.2 The leading case on the common law[20] duty of confidentiality is *Coco v AN Clark (Engineers) Ltd* [1968] F.S.R. 415, which was applied by the Hong Kong Court of First Instance in *AXA China Region Insurance Co Ltd v Pacific Century Insurance Co Ltd* [2003] 3 HKC 1. This case established that to be protected under the common law of confidentiality, two requirements must be met. Firstly, the information must have the "*necessary quality of confidence*".[21] Secondly, the information must have been given in a situation which imposed an obligation of confidence.

(a) The necessary quality of confidence is negatively defined as information which is not "*public property and public knowledge*".[22] As the information contained in the Covered Books and Records is not publicly available, it will likely possess this necessary quality of confidence insofar as that information relates to NIHKL's clients or staff and is not information owned by or relating to NIHKL itself.

(b) To be protected under the common law duty of confidentiality, the information must have been communicated in a situation where an obligation of confidence was either expressly or impliedly imposed.[23] The court will consider whether the recipient of the information knew, or ought to have known, that there was a duty of confidentiality attached to that information. This duty of confidentiality can be imposed by contract, implied by the circumstances of the disclosure, or implied by a special relationship of the parties.

(c) Where, and to the extent that, the Covered Books and Records concern either customer information or employee information, this would likely satisfy the requirement that the Recipient, in this case being NIHKL, knew or ought to have known that the information was to be treated confidentially.

2.3 A broker-client relationship has been characterized as a relationship where fiduciary duties are owed to the client[24], which in turn entails, amongst other duties, the duty of confidentiality.

2.4 While an employer's duty of confidence under common law does exist,[25] it is very limited: NIHKL will only be restricted in its use of information held in relation to its employees "*where there is no reasonable and proper cause for the employer[']s conduct and only then if the conduct is calculated to destroy or seriously damage the relationship of trust and confidence.*"[26]

---

[20]   The vast majority of common law principles cited in this legal opinion remain based on English case law. In considering the constitutionality and binding effect of these English cases, it was held in *A Solicitor (FACV 24/07) v Law Society of Hong Kong* [2008] 2 HKLRD 576 (CFA) that:
  (a)   after 1 July 1997, Article 8 of the Basic Law provides that the laws previously in force in Hong Kong (i.e., the common law, rules of equity, ordinances, subordinate legislation and customary law) shall be maintained except for any that contravene the Basic Law and subject to any amendment by the Hong Kong legislature;
  (b)   prior to 1 July 1997, decisions of the Privy Council functioning as the final appellate court in Hong Kong remains binding on all the courts in Hong Kong;
  (c)   prior to 1 July 1997, decisions of the House of Lords were not binding in Hong Kong but, like Privy Council decisions on appeal from other jurisdictions, had considerable persuasive authority. Unless local circumstances were material, the Privy Council, sharing essentially common membership with the House of Lords, on an appeal from Hong Kong was unlikely to diverge from a decision of the House of Lords;
  (d)   after 1 July 1997 the establishment of the Hong Kong Court of Final Appeal introduced a new constitutional order. Article 84 of the Basic Law expressly provided that the courts in Hong Kong might refer to precedents of other common law jurisdictions and the Hong Kong courts should continue to derive assistance from overseas jurisprudence. Bearing in mind that historically Hong Kong's legal system originated from the British legal system, decisions of the Privy Council and House of Lords should be treated with great respect. Their persuasive effect would depend on all relevant circumstances including, in particular, the nature of the issue and the similarity of any relevant statutory or constitutional provision.
[21]   Megarry J in the *Coco v AN Clark (Engineers) Ltd* judgment at 419 used the formulation first used by Lord Greene, M.R. in *Saltman Engineering Co Ltd v Campbell Engineering Co Ltd* [1948] 65 RPC 203, [1963] 3 All ER 413.
[22]   *Saltman Engineering Co Ltd v Campbell Engineering Co Ltd* [1948] 65 RPC 203, [1963] 3 All ER 413 at 415.
[23]   Megarry J in *Coco v AN Clark (Engineers) Ltd* judgment at 420.
[24]   *Re CA Pacific Finance Ltd (in liq) (No 1)* [1999] 2 HKC 632, [1999] 2 HKLRD 1
[25]   *Hui King Fai v Hong Kong Council of Social Service* [2017] 6 HKC 350 at 36; *Semana Bachicha v Poon Shiu Man* [2000] 3 HKC 452 at 469.
[26]   *Malik v Bank of Credit and Commerce International SA* [1998] A.C 20 at 53; this case is was applied by the Court of Appeal in *Semana Bachicha v Poon Shiu Man* [2000] 3 HKC 452.

2.5   No distinction is drawn in the case law on the general duty regarding the nature of the person to whom the duty is owed – i.e. a natural or a legal person – and so we consider that the duties apply equally to any person irrespective of their legal status. The employer's duty can clearly be owed only to a natural person.

Unauthorised disclosure

2.6   A successful claim for breach of confidentiality must demonstrate that there has been an unauthorised use of confidential information to the detriment of the Rights Holder.[27]

2.7   For those Covered Books and Records that contain customer information, which is unlikely to include all Covered Books and Records, these duties of confidentiality will apply and so NIHKL will only be able to disclose Covered Books and Records containing confidential information in un-redacted form where one of the exceptions below is met.

2.8   *Tournier v National Provincial and Union Bank of England* [1924] 1 KB 461 (*Tournier*) established exceptions to the banker's duty of confidentiality, among which the following also apply to the general and employer's duties of confidentiality[28]:

(a)   where the disclosure is made by the express or implied consent of the customer;[29]

(b)   under compulsion of law; or

(c)   where the disclosure is in the public interest.

2.9   For the avoidance of doubt, NIHKL is not a bank and therefore not subject to the banker's duty of confidentiality. The banker's duty of confidentiality is discussed and referenced herein because certain principles established under the banker's duty of confidentiality are also applicable to the general duty of confidentiality.

Consent

2.10   Disclosure of confidential information is permissible where the Rights Holder has given their consent to the disclosure of their confidential information.[30]

Compulsion of law

2.11   Information that would otherwise be confidential may be disclosed when required by a statutory provision[31] or court order.[32] In Hong Kong, in the context of the banker's duty of confidentiality to customers, the Court of Appeal held in *FDC Co Ltd and Others v The Chase Manhattan Bank, N.A.* [1990] 1 HKLR 277 that the compulsion of law exception only applies to Hong Kong law and did not include a foreign law.[33] Under Hong Kong law, an order of a foreign court is unlikely to release a person from its duty of confidence where that duty is governed by the law of Hong Kong.

---

[27]   Megarry J in *Coco v AN Clark (Engineers) Ltd* [1968] F.S.R. 415 at 421.

[28]   *Tournier v National Provincial and Union Bank of England* [1924] 1 KB 461 at 485 at 473.

[29]   For the general duty of confidentiality: This was confirmed by Arnold J in *Primary Group (UK) Ltd v The Royal Bank of Scotland Plc* [2014] R.P.C. 26 at 246.

[30]   Due of the overlap between the general duty of confidentiality and the PDPO it would be advisable to clarify when obtaining consent that another, separate, legal basis applied to the processing of the personal data under the PDPO.

[31]   See the example given by Bankes LJ in *Tournier v National Provincial & Union Bank* [1924] 1 K.B 461 at 473 of the Bankers' Books Evidence Act 1879. In Hong Kong, various ordinances and subsidiary legislation set out provisions requiring disclosure under compulsion by statute.

[32]   For the general duty of confidentiality: compulsion by an order of a Hong Kong court includes a mareva (freezing injunction) under the High Court Ordinance (Cap. 4), section 21L and Practice Direction 11.1; garnishee order (order to show cause) under Rules of the High Court (Cap. 4A), Ord 49, Garnishee Proceedings; and a writ of subpoena (witness summons) under Evidence Ordinance (Cap. 8), section 77A.

[33]   In *FDC Co Ltd and Others v The Chase Manhattan Bank, N.A.* [1990] 1 HKLR 277, the United States (**US**) Internal Revenue Service (**IRS**) wanted to inspect the plaintiff's records regarding accounts held with the Hong Kong branch of the defendant bank. The IRS served notice on the defendant bank's US headquarters and obtained US court orders for the production of the records. The plaintiff applied for and

2.12 Therefore, to satisfy this compulsion of law NIHKL would have to rely on Hong Kong statute – a provision of US law, such as an SEC Rule, is unlikely to be sufficient for this purpose. While there are numerous statutory provisions that require the disclosure of information that would otherwise be confidential, none applies directly to this situation.

2.13 Equally, a US court order is also unlikely to be sufficient for this purpose: it was held in *X AG and others v A bank* [1983] 2 All ER 464 at 475 that a subpoena requiring disclosure issued by a foreign court did not qualify as compulsion by law on the basis that "[t]*he fact is that confidentiality is not rendered illegal by a subpoena requiring disclosure, which is to be contrasted with some form of legislation to that end*". The facts in *FDC Co Ltd v The Chase Manhattan Bank, N.A.* [1990] 1 HKLJ 277[34] are closely analogous with *X AG and others v A bank* [1983] 2 All ER 464, where, as noted, it was held by that the first qualification, compulsion of law, applied only to a Hong Kong law and did not include a foreign law.[35]

2.14 Finally, as the Memorandum of Understanding between the SFC and the SEC dated 18 January 2017[36] (the **Memorandum of Understanding**) lacks the authority of statute, it is very unlikely to meet this exception and should not be relied upon by NIHKL (though it is of some relevance in the context of the public interest exception – please see paragraphs 2.15 to 2.20 below).[37] In relation to matters regulated under the Securities and Futures Ordinance (Cap. 571) (**SFO**), section 186 of the SFO empowers the SFC to assist regulators outside Hong Kong. However NIHKL itself cannot rely on section 186 as it only sets out the power available to the regulator.

Public interest

2.15 Determining whether the public interest exception applies requires a balance to be struck between the rights of the Rights Holders and the public interest in the SEC obtaining that information.[38] The test to be applied when considering whether confidentiality should be breached in favour of freedom of expression is whether, in all the circumstances, it is in the public interest that the duty of confidence should be breached.[39]

2.16 The public interest test has not been exercised in Hong Kong (see paragraph 2.20 below) and, in any event, disclosure in the public interest has been narrowly construed by the English courts.[40] Under the test, the burden is for NIHKL to justify disclosure of confidential information[41] (rather than for e.g., a customer to justify continued confidentiality). The general position is that voluntary disclosure, including in relation to disclosures to the police in respect of suspicions of criminal activity, would

---

obtained interim injunctions against the defendant in Hong Kong to restrain disclosure pending trial. In this appeal to have the interim injunctions discharged, the Hong Kong Court of Appeal considered the four exceptions, as established in *Tournier* and held that the compulsion of law exception only applies to Hong Kong law and did not include foreign law.

[34] In *FDC Co Ltd and Others v The Chase Manhattan Bank, N.A.* [1990] 1 HKLR 277, a request for customer information was made to the head office of the defendant's bank in New York by the Inland Revenue Services to assist a tax investigation. However, since the accounts were held in the Hong Kong branch of the bank the request was denied. See *FDC Co Ltd and Others v The Chase Manhattan Bank, N.A.* [1990] 1 HKLR 277 at 284.

[35] It is noted that the Court of Appeal in *FDC Co Ltd v The Chase Manhattan Bank, N.A.* [1990] 1 HKLR 277 did not take the same approach as Leggatt J in *X AG and others v A bank* [1983] 2 All ER 464, and did not feel it necessary to consider the effect of the subpoena upon the bank by regarding the matter as irrelevant to the decision. Ibid. at 286 (Yang J A): "Mr Hoffman argues that our case is a dispute between Hong Kong courts and United States courts. With respect to him, I do not see the problem quite in that light. The question is simply one of applying our own law in our own courts". The English courts have affirmed the approach of the Hong Kong Court of Appeal in *Bank of Tokyo Ltd v Karoon* [1987] AC 45.

[36] See *Memorandum of Understanding Concerning Consultation, Cooperation and the Exchange of Information Related to Related to the Supervision of Cross-Border Regulated Entities* (https://www.sfc.hk/-/media/EN/files/ER/MOU/2017-01-18-SEC-SFC-MoU.pdf).

[37] The SFC and the SEC are, among others, also signatories to the International Organization of Securities Commissions' 'Multilateral Memorandum of Understanding Concerning Consultation and Cooperation and the Exchange of Information' but it also lacks the authority of statute. Therefore, it is very unlikely to meet this exception and should not be relied upon by NIHKL.

[38] *AG v Guardian Newspapers (No 2) and Others [1990] 1 A.C. 109* (known as *Spycatcher*) at 268.

[39] *Prince of Wales v Associated Newspapers Ltd (CA)* [2007] 3 WLR at 68. In the context of that case, it is relevant that the test is not simply whether the information is a matter of public interest, as, unlike disclosure to the SEC, that case involves public dissemination of information. This case is cited in the *University of Hong Kong v Hong Kong Commercial Broadcasting Co Ltd & Anor* [2016] 4 HKLRD 113.

[40] As noted, the public interest test has not been exercised in Hong Kong but, in our view, this may be construed to refer to the Hong Kong public.

[41] *Price Waterhouse v BCCI Holdings (Luxembourg) SA* [1992] BCLC 583 at 597.

breach the duty of confidence other than as permitted under statute,[42] indicating that there is a high bar to be met when arguing that a disclosure was made lawfully in pursuit of a greater public interest. Bankes LJ suggested in *Tournier* that national security concerns would meet this criterion,[43] while Atkin LJ gave the example of disclosure in the interest of preventing fraud or crime.[44]

2.17   However, there is well established precedent for public interest in effective regulation and supervision of regulated financial institutions outweighing the public interest in maintaining confidentiality even in the absence of statutory authority.[45] This arguably is a continuation of Atkin LJ's example in *Tournier* regarding the prevention of fraud or crime. In such cases, the weight of the claim for disclosure is greater when considering limited disclosure, such as to a relevant authority acting under its own duties of confidence, as opposed to public dissemination of information.[46]

2.18   That there is a public interest in regulated financial institutions making adequate disclosures to foreign regulators is reflected the Memorandum of Understanding, which relates to consultation, cooperation and the exchange of information related to market oversight and supervision of regulated entities as well as the provisions under the SFO empowering the SFC to assist regulators outside Hong Kong (see paragraph 2.14 above).

2.19   It is assumed that disclosure to the SEC is solely in furtherance of the SEC's supervisory mandate. We further understand that such disclosure to the SEC is, at least in part and/or for certain types of records, for the purposes of preventing fraud or crime (e.g., records relating to transactions and persons involved in transactions), further supporting this view. Therefore, there may be an argument for public interest in disclosure, given the public interest in enabling effective supervision of financial services business, including SBS business.

2.20   That being said, the public interest test has not been exercised in Hong Kong. Consequently, rather than relying on the public interest exception – which has not been tested in the Hong Kong courts – it would be prudent for NIHKL to instead seek a court order prior to permitting the SEC to access its Covered Books and Records and to conduct On-Site Inspection of NIHKL.

3.   MISUSE OF PRIVATE INFORMATION

3.1   Where Covered Books and Records do not contain, and On-Site Inspection would not reveal, any relevant forms of information, an action for misuse of private information will not be able to prevent the sharing of information with the SEC. Considering the nature of the Covered Books and Records (e.g., transaction data such as volumes and prices), and the focus of actions for misuse of private information (as explained below), it is likely that many, and perhaps most, aspects of information disclosed to the SEC required will not fall within scope of this action.

3.2   However, the doctrine of misuse of private information has yet to receive formal judicial recognition as a cause of action in Hong Kong. It was discussed by the Court of First Instance in *Sim Kon Fah v JBPB & Co (A Firm)* [2011] 4 HKLRD 45 and *X and Another v Z* [2020] HKCU 1959 and *X v Y* [2014] 5 HKLRD 823, but the matter was resolved without the court needing to make any determination on that cause of action. However, the court, in obiter in *X and Another v Z* [2020] HKCU 1959, seemed to suggest that the tort of misuse of private information might be recognised.[47]

---

42   *Tournier v National Provincial and Union Bank of England* [1924] 1 KB 461 at 474.
43   *Tournier v National Provincial and Union Bank of England* [1924] 1 KB 461 at 485 at 473 where Bankes LJ quotes Lord Finlay's judgment in *Weld-Blundell v Stephens* [1920] A.C. 956 at 965 where "*danger to the state*" was given as an example where an exception could be made to the duty of confidentiality.
44   *Tournier v National Provincial and Union Bank of England* [1924] 1 KB 461 at 486.
45   *Price Waterhouse v BCCI Holdings (Luxembourg) SA* [1992] BCLC 583 at 596 and 601.
46   *AG v Guardian Newspapers (No 2) and Others* [1990] 1 A.C. 109 (known as *Spycatcher*) at 268.
47   *X and Another v Z* [2020] HKCU 1959 at paragraph 146, where Hon Coleman J in the Court of First Instance commented that " […] *it is in my view high time that the Hong Kong Court recognised the tort of misuse of private information. If indeed it has not happened, it is likely that it has not happened simply because the right case has not come before the Court and pursued to the full conclusion.*"

3.3 In the context of the SEC's ability to access Covered Books and Records and to conduct On-Site Inspections of NIHKL, it is anticipated that most information that would be subject to such exercises, and which relates to a person other than NIHKL, would properly fall to be addressed by an action in confidence regarding secret information rather than an action in misuse of private information. Information that is both confidential and private will be subject to the restrictions on confidential and the restrictions on private information. Please see section 2 above regarding the ability of NIHKL to share confidential information with the SEC.

4. RIGHT TO PRIVACY

4.1 At present, there is no stand-alone basis to bring a claim for 'invasion of privacy' under Hong Kong law.[48] The BOR incorporates the provisions of the International Covenant on Civil and Political Rights as applied to Hong Kong. Article 14 of the Hong Kong BOR, states that no person shall be subjected to *"arbitrary or unlawful interference with his privacy, family, home or correspondence, nor to unlawful attacks on his honour and reputation"* and that *"everyone has the right to the protection of the law against such interference or attacks"* (**Article 14**).

4.2 The BOR does not elaborate on the right to privacy under Article 14. Insofar as remedy is concerned however, the BOR binds only the Hong Kong government and public authorities, and any person acting on behalf of the Hong Kong government or a public authority. The right to privacy under the BOR cannot be enforced against private persons. As NIHKL is a private entity, BOR affords no protection to NIHKL's staff and clients in a private context and would not be relevant.

---

[48] For completeness, the Hong Kong Legislative Council is currently reviewing the PDPO. Under the Personal Data (Privacy) (Amendment) Bill 2021, a new offence is proposed to be introduced into the PDPO under which a person commits an offence if the person discloses any personal data of a data subject without the data subject's consent, (a) with an intent to threaten, intimidate or harass the data subject or any immediate family member, or being reckless as to whether the data subject or any immediate family member would be threatened, intimidated or harassed; or (b) with an intent to cause psychological harm to the data subject or any immediate family member, or being reckless as to whether psychological harm would be caused to the data subject or any immediate family member; and the disclosure causes psychological harm to the data subject or any immediate family member.

ANNEX 2

ASSUMPTIONS

This opinion relies on the following assumptions:

1. NIP, has a "prudential regulator" as defined by Section 3 of the US Securities Exchange Act of 1934 (the **Securities Exchange Act**). As such, the Covered Books and Records considered in this opinion are limited to what a prudentially regulated SBSD must be able to share with the SEC.

2. Additionally, in accordance with SEC Guidance at 85 FR 6297, books and records pertaining to SBS transactions entered into prior to the date that NIP submits an application for registration are not Covered Books and Records.

3. Subject to the matters addressed in this opinion, NIHKL has reached the conclusion that remote access from the United States to Covered Books and Records held in Hong Kong is permissible under the laws of Hong Kong. Necessary access to the records can be supported in the United States.

4. NIHKL has obtained any necessary prior consent of the persons (e.g., counterparties, employees) whose information is or will be included in Covered Books and Records in order to provide the SEC with access to its Covered Books and Records or to allow On-Site Inspections, to the extent, as considered in this opinion, such consent would constitute valid consent and such consent has not been withdrawn. Insofar as Covered Books and Records relate to employees of NIHKL, such employees are "associated persons" of NIHKL for purposes of 17 CFR § 240.18a-5(b)(8) who have agreed to sharing of their personal/employment information with the SEC in the event of a request for information from the SEC.

5. The SEC will restrict its information requests for, and use of, any information pursuant to its access to Covered Books and Records and On-Site Inspections to only the information that it requires for the legitimate and specific purpose of assisting the SEC in fulfilling its regulatory mandate and responsibilities by evaluating compliance with legal obligations designed to ensure the proper legal administration of SEC-regulated Hong Kong firms (which includes regulating, administering, supervising, enforcing and securing compliance with the securities or derivatives laws in its jurisdiction) and to prevent and/or enforce against potential illegal behaviour such as money laundering, fraud or sanction evasion.

6. Similarly, NIHKL will ensure that its disclosures are compliant with the data protection principles set out in Schedule 1 of the PDPO. We assume NIHKL's general experience in responding to information requests from the SEC (or other US and non-US regulators) leads it to maintain a belief, which it considers to be reasonable, that NIHKL can and (subject to any changes in applicable law and regulation and/or the approach of relevant regulators) will continue to be able to comply with these data protection principles in the course of making disclosures of the sort required when providing access to Covered Books and Records and submitting to On-Site Inspection.[49]

7. It is the SEC's practice to limit the type and amount of personal data it requests during examinations to targeted requests based on risk and related to specific clients and accounts, and employees. We assume this aligns with NIHKL's general experience in responding to information requests from the SEC, leading it to maintain a belief, which it considers to be reasonable, that this assumption is, and will remain, accurate (subject to any changes in applicable law and regulation and/or the approach of relevant regulators).

8. Information, data and documents received by the SEC are maintained in a secure manner and, under strict US laws of confidentiality, information about individuals cannot be onward shared save for

---

[49] See the SEC Guidance at 85 FR 6298.

certain uses publicly disclosed by the SEC, including in an enforcement proceeding, pursuant to a valid and non-exempt US Freedom of Information Act (**FOIA**) request,[50] pursuant to a lawful request of the US Congress or a properly issued subpoena, or to other regulators who have demonstrated a need for the information and provide assurances of confidentiality.

---

[50] We do not give any views in the opinion to matters of US law, though we understand that information can be made public pursuant to requests under the US FOIA, and that certain information is exempt from such requests, including (among others): (1) a trade secret or privileged or confidential commercial or financial information obtained from a person; (2) a personnel, medical, or similar file the release of which would constitute a clearly unwarranted invasion of personal privacy; (3) information compiled for law enforcement purposes, the release of which (a) could reasonably be expected to interfere with law enforcement proceedings; (b) would deprive a person of a right to a fair trial or an impartial adjudication; (c) could reasonably be expected to constitute an unwarranted invasion of personal privacy; (d) could reasonably be expected to disclose the identity of a confidential source; (e) would disclose techniques, procedures, or guidelines for investigations or prosecutions; or (f) could reasonably be expected to endanger an individual's life or physical safety; (4) contained in or related to examination, operating, or condition reports about financial institutions that the SEC regulates or supervises.